Exhibit 99

KonaTel Reports Third Quarter 2022 Results

Revenue Increased 63% Year-Over-Year to $5.9 Million as Mobile Services Continues to Scale

Company Expects Gross Profit to Improve in Fourth Quarter

DALLAS, November 14, 2022 -- KonaTel, Inc. (OTCQB: KTEL) (www.konatel.com), a voice/data communications holding company, today announced financial results for the third quarter and nine-month period ended September 30, 2022.

Third Quarter 2022 Financial Summary and Recent Business Highlights

•	Revenues of $5.9 million, up 62.8% compared to the third quarter last year and up 14.8% compared to the second quarter of this year.
•	Gross profit of $911,000, down 43.9% compared to the third quarter last year. Gross profit temporarily down due to increased customer acquisition costs (recognized at activation per U.S. accounting guidelines) during this period of planned rapid growth.
•	GAAP net loss of $(1.3) million, or $(0.03) per share, compared to GAAP net income of $320,000, or $0.01 per share, in the third quarter last year.
•	Non-GAAP net loss of $(995,000), or $(0.02) per diluted share, compared to non-GAAP net income of $599,000, or $0.01 per diluted share, in the third quarter last year.
•	Cash and cash equivalents of $2.2 million as of September 30, 2022, compared with $933,000 as of December 31, 2021.

D. Sean McEwen, Chairman and CEO of KonaTel stated, “Third quarter revenue grew 63% year-over-year and 15% sequentially to nearly $6.0 million. We ignited our growth earlier this year with strategic investments in the acquisition of new Mobil Services customers. As one of only a limited number of FCC approved national wireless resellers under recently expanded government programs, we are uniquely positioned to capture additional market share and are seizing the opportunity to do so. Scaling our business requires an upfront investment to acquire customers, which is already creating increasing recurring streams of revenue and cash. As previously discussed, the investment in our accelerated growth plan put pressure on our margins over the last two quarters as costs to acquire new customers are generally expensed at the start of service; however, the initiatives we are taking today are setting ourselves up for sustained profitable growth.”

McEwen continued, “Looking ahead and because of the way we implement our growth strategy, we anticipate gross profit and cash flow to accelerate as we begin to recover customer acquisition costs. We are fortunate to have a business model that provides the flexibility to take a measured and stepped approached to growth.”

McEwen concluded, “We also continue to develop our Hosted Services market segment and are experiencing an increase in overall SMS & MMS messaging, voice usage and LTE data volume across our national CPaaS cloud network. We recently executed a new three-year extension with one of our largest cloud services customers that doubles their monthly minimum revenue commitment. Under the terms of the new contract, which has a minimum value of $7.2 million over the term, we will continue to provide our national cloud communications platform to support their network, which provides inmate communications services to prisons across the United States.”

Quarterly Financial Summary (Q3 2022 vs. Q3 2021)

Revenue of $5.9 million, an increase of 62.8% compared to $3.6 million. This continued increase was directly related to growth in our Mobile Services segment through the delivery of mobile voice and high-speed mobile data service to low-income consumers under the Lifeline and ACP programs.

Gross profit was $911,000, or 15.5% gross profit margin, compared to $1.6 million, or 45.0% gross profit margin. The decline in gross profit was directly related to up-front costs booked as direct costs and incurred by accelerating growth to acquire new customers within our Mobile Services segment. Mobile customer acquisition costs are not amortized over the average life of the customer, but are generally recognized at the start of service and typically recovered within 120 days after activation. Mobile customer acquisition costs for the third quarter 2022 were $2.9 million compared to $283,000 for the third quarter of 2021.

Total operating expenses were $2.1 million, up 64.0%, compared to $1.3 million. This increase was primarily due to additions in payroll and related expenses resulting from the hiring of operations management and customer support positions in each of the Company’s subsidiaries, Apeiron Systems and IM Telecom d/b/a “Infiniti Mobile.”

GAAP net loss was $(1.3) million, or $(0.03) per diluted share (based on 41.9 million weighted average shares), compared to net income of $320,000, or $0.01 per diluted share (based on 43.6 million weighted average shares). The loss for the three months ended September 30, 2022, was impacted by an acceleration of growth in the Mobile Services segment that increased customer acquisition costs.

Non-GAAP net loss was $(995,000), or $(0.02) per diluted share, compared to Non-GAAP net income of $599,000, or $0.01 per diluted share.

Year-to-Date Financial Detail (First Nine Months of 2022 vs. First Nine Months of 2021)

Revenues increased 70.8% to $15.2 million, compared to $8.9 million, reflecting a 143.0% increase in Mobile Services revenues, which was partially offset by a 4.1% decline in Hosted Services.

Gross profit was $3.0 million, or 19.7% gross profit margin, compared to gross profit of $4.0 million, or 44.5% gross profit margin. The decline in gross profit directly related to up-front costs incurred by accelerating growth to acquire new customers within the Mobile Services segment. Mobile customer acquisition costs for the first nine months of 2022 were $6.6 million compared to $549,000 for the first nine months of 2021.

Total operating expenses were $5.5 million, up 61.9% compared to $3.4 million. This increase was due primarily to additions in payroll and related expenses resulting from the hiring of operations management and customer support positions in each of the company’s subsidiaries, Apeiron Systems and Infiniti Mobile.

GAAP net loss was $(2.9) million, or $(0.07) per diluted share (based on 41.7 million weighted average shares), compared to net income of $428,000, or $0.01 per diluted share (based on 43.4 million weighted average shares).

Non-GAAP net loss was $(2.1) million, or $(0.05) per diluted share, compared to non-GAAP net income of $1,223,000, or $0.03 per diluted share.

About KonaTel

KonaTel provides a variety of retail and wholesale telecommunications services including mobile voice/text/data service supported by national U.S. mobile networks, mobile numbers, SMS/MMS services, IoT mobile data service, and a range of hosted cloud services. KonaTel’s subsidiary, Apeiron Systems (www.apeiron.io), is a global cloud communications service provider employing a dynamic “as a service” (CPaaS/UCaaS/CCaaS/PaaS) platform. Apeiron provides voice, messaging, SD-WAN, and platform services using its national cloud network. All Apeiron’s services can be accessed through legacy interfaces and rich communications APIs. KonaTel’s other subsidiary, Infiniti Mobile (www.infinitimobile.com), is an FCC authorized wireless Lifeline carrier with an FCC approved wireless Lifeline Compliance Plan, authorized to provide government subsidized cellular service to low-income American families. KonaTel is headquartered in Plano, Texas.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this press release. This press release should be considered in light of the disclosures contained in the filings of KonaTel and its “forward-looking statements” in such filings that are contained in the EDGAR Archives of the SEC at www.sec.gov.

Contacts

D. Sean McEwen

(214) 323-8410

inquiries@konatel.com

-- Tables Follow –

KonaTel, Inc.

Consolidated Balance Sheets

	September 30, 2022	December 31, 2021
Assets
Current Assets
Cash and Cash Equivalents	$2,243,195	$932,785
Accounts Receivable, net	1,503,055	1,274,687
Inventory, Net	297,393	566,839
Prepaid Expenses	7,443	79,467
Other Current Asset	164	164
Total Current Assets	4,051,250	2,853,942

Property and Equipment, Net	39,624	48,887

Other Assets
Intangible Assets, Net	1,224,790	807,775
Other Assets	127,864	154,297
Investments	10,000	10,000
Total Other Assets	1,362,654	972,072
Total Assets	$5,453,528	$3,874,901

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts Payable and Accrued Expenses	$1,445,975	$930,449
Loans Payable, net of origination fees	3,027,564	—
Right of Use Operating Lease Obligation - current	115,653	50,672
Total Current Liabilities	4,589,192	981,121

Long Term Liabilities
Right of Use Operating Lease Obligation - long term	495,385	136,445
Note Payable - long term	—	150,000
Total Long Term Liabilities	495,385	286,445
Total Liabilities	5,084,577	1,267,566
Commitments and contingencies
Stockholders’ Equity
Common stock, $0.001 par value, 50,000,000 shares authorized, 42,215,406 outstanding and issued at September 30, 2022 and 41,615,406 outstanding and issued at December 31, 2021	42,215	41,615
Additional Paid In Capital	8,540,557	7,911,224
Accumulated Deficit	(8,213,821)	(5,345,504)
Total Stockholders’ Equity	368,951	2,607,335
Total Liabilities and Stockholders’ Equity	$5,453,528	$3,874,901

KonaTel, Inc.

Consolidated Statements of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue	$5,880,333	$3,612,861	$15,231,288	$8,919,573
Cost of Revenue	4,969,251	1,988,624	12,230,378	4,946,786
Gross Profit	911,082	1,624,237	3,000,910	3,972,787

Operating Expenses
Payroll and Related Expenses	1,348,152	636,329	3,719,446	1,817,200
Operating and Maintenance	5,321	461	6,681	1,211
Bad Debt	-	-	29,133	427
Professional Services	381,340	77,335	675,987	206,671
Utilities and Facilities	60,083	39,726	135,118	110,523
Depreciation and Amortization	3,088	213,552	9,264	640,657
General and Administrative	71,545	32,668	251,778	93,994
Marketing and Advertising	15,542	37,350	100,570	50,073
Application Development Costs	142,237	179,427	391,930	396,715
Taxes and Insurance	26,729	35,784	150,389	60,479
Total Operating Expenses	2,054,037	1,252,632	5,470,296	3,377,950

Operating Income/(Loss)	(1,142,955)	371,605	(2,469,386)	594,837

Other Income and Expense
Interest Expense	(161,977)	(2,573)	(233,153)	(12,328)
Other Expenses	(40,582)	(49,197)	(165,778)	(154,310)
Total Other Income and Expenses	(202,559)	(51,770)	(398,931)	(166,638)

Net Income (Loss)	$(1,345,514)	$319,836	$(2,868,317)	$428,199

Earnings (Loss) per Share
Basic	$(0.03)	$0.01	$(0.07)	$0.01
Diluted	$(0.03)	$0.01	$(0.07)	$0.01
Weighted Average Outstanding Shares
Basic	41,912,145	40,899,569	41,715,406	40,758,495
Diluted	41,912,145	43,565,835	41,715,406	43,434,761